

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2014

Via E-mail
Patrick Rodgers
Chief Executive Officer
Euronav NV
De Gerlachekaai 20
2000 Antwerpen
Belgium

>   **Re: Euronav NV**
>   **Amendment No. 2 to**
>   **Draft Registration Statement on Form F-1**
>   **Submitted July 29, 2014**
>   **CIK No. 0001604481**

Dear Mr. Rodgers:

    We have reviewed your response to our prior comment letter to you dated June 27, 2014 and have the following additional comments.

Prospectus Summary, page 1

Our Business, page 1

1. We note your disclosure in this section that you have agreed to acquire four additional vessels from Maersk Tankers. We also note your disclosure on page 8 that the proceeds from the recent underwritten private offering of ordinary shares in Belgium will partially finance the purchase price of these vessels and on page 36 that you expect to incur additional indebtedness when you take delivery of these vessels. Please disclose in this section, MD&A and Business how you intend to pay the full cost of these vessels.

Recent Developments, page 8

2. Please revise your recent developments section to explain the facts and circumstances that resulted in the significant increase in your revenues and net finance expenses and the significant decrease in depreciation during the six months ended June 30, 2014 as compared to the comparable period of 2013.

Management's Discussion and Analysis of Financial Condition, page 54

Critical Accounting Policies, page 59

Vessel Impairment, page 60

3. We note from your response to our prior comment number 5 that the Company believes that it has properly defined its cash generating unit as a group of vessels operating as a fleet in accordance with IAS 36, irrespective of whether each vessel is employed on a charter, in the spot market or through a pooling arrangement, due to the similarity and interchangability of the Company's vessels and the high likelihood that a vessel will change employment types during its useful life. We also note that you believe that a cash generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets and that the composition of a cash generating unit should remain consistent from period to period pursuant to paragraphs 68 and 72 of IAS 36. Please note that we do not believe that the interchangeability of your vessels or the fact that the manner in which they may be employed in the future provide a basis for evaluating your group of vessels operating as a fleet as a single cash generating unit for purposes of your impairment analysis. As outlined in paragraph 6 of IAS 36, a cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Furthermore, paragraph 66 of IAS 66 provides that if there is any indication that an asset may be impaired, then the recoverable amount shall be estimated for that individual asset. Since it appears that you have the ability to individually evaluate the recoverability of your tankers and FSOs as individual assets, since both your tankers that do not operate in pools and your FSOs operate independently of each other under separate charter arrangements that are largely independent of the cash inflows from other assets or groups of assets, we continue to believe that your tankers that do not operate in pools and your FSO's should be individually evaluated for impairment as separate cash-generating units pursuant to the guidance in IAS 36. Furthermore, although paragraph 72 of IAS 36 does indicate that cash generating units shall be identified consistently from period to period, it also provides that this shall occur "unless a change is justified" which would appear to apply to situations when your vessels are moved into or out of pool operating arrangements. As such, we do not believe that the use of consistent "cash generating units" for your fleet of vessels provides a basis for considering them a single cash generating unit for purposes of your impairment analysis. Accordingly, please revise your impairment analysis with respect to your tankers not operating in pools and your FSO's to treat each vessel as a separate cash-generating unit for purposes of your most recent impairment analysis.

Our Fleet – Vessel Carrying Values, page 61

4. We note your response to our prior comment number 7 in which you explain your rationale for not providing the carrying values of each of your vessels in the tables on

page 62. Please note that we will not object to your decision not to provide this disclosure in your filing. However, we believe that the usefulness of the disclosures provided in the table on page 62 would be enhanced by disclosing the actual number of vessels in your fleet, by type, whose carrying values exceeded their market values at December 31, 2013, and the aggregate amount by which their carrying values exceed these estimated market values at this date. We believe this disclosure would be more meaningful than providing this information for your fleet, by type, as a whole. Please revise your disclosures on page 62 accordingly.

Contractual Obligations, page 78

5. We note the changes that have been made to the pro forma table of contractual obligations on page 79 in response to our prior comment number 9. Please revise the table to provide footnote disclosure explaining the nature of the adjustments that have been made to your historical contractual obligations to arrive at the amounts presented in the pro forma table. Your revised disclosures should be presented in a level of detail consistent with that provided in footnote (2) on page 45 of the draft registration statement.

Certain Relationships and Related Party Transactions, page 131

Registration Rights Agreements, page 131

6. We note your response to our prior comment number 11. Once the terms of the registration rights agreement are finalized, please revise your disclosure on page 131 to disclose its significant terms. MD&A and the notes to your financial statements should also be similarly revised if you plan to enter into this agreement prior to or in connection with the offering.

Security Ownership of Certain Beneficial Owners, page 134

7. We note your response to our prior comment 12. We also note that your revised disclosure directs the reader to the Company's website regarding additional beneficial ownership discussion. Instead, please put the beneficial ownership discussion here, in the footnotes to the beneficial ownership table.

Note 10 – Earnings per share, page F-13

8. We note the disclosures that have been provided in Note 10 in response to our prior comment number 14 which indicate that for the periods presented, the issuance of the additional ordinary shares upon the conversion of the remaining 30 outstanding perpetual convertible preferred equity shares and convertible notes would have been antidilutive to existing shareholders (that is, earnings per share would increase). Given the Company's

positive net earnings for the three months ended March 31, 2014, please explain why the conversion of these securities into ordinary shares would be anti-dilutive for this period.

9. We note the changes that have been made to Note 10 in response to our prior comment number 16 but do not believe the changes made were fully responsive to our prior comment. Please revise to also disclose the number of instruments (including contingently issuable shares) that could potentially dilute basic earnings per share in the future, but that were not included in the computation of diluted earnings per share for the three months ended March 31, 2013 because they are antidilutive for this period. Refer to the disclosure requirements outlined in paragraph 70(c) of IAS 33.

10. We note the changes that have been made to Note 10 in response to our prior comment number 17. It appears that the "shares on issue at March 31, 2013" as reflected in the table on page F-13 should be as of March 31, 2014. Please advise or revise.

Exhibits 5.1 and 5.2

11. In the penultimate paragraph of page 1 of each of these opinions, the capitalized term "Offering" is used yet this term is not defined in the opinions. Please revise.

Other

12. Please provide a currently dated consent from the independent registered public accountants upon the public filing of your Form F-1 registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Gary J. Wolfe, Esq.